God's Garden Treasures LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash flows from operating activities:		
Net income	$ 11,173	$ 26,698
Adjustments to reconcile net loss to net cash used by operating activities		
Changes in operating assets and liabilities:		
Inventory	811	(392)
Other assets	(7,094)	-
Accounts payable and accrued expenses	(12,399)	11,942
Net cash provided by operating activities	(7,509)	38,248
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Payments on Chase loan	(3,717)	(6,019)
Paymnet of Moser loan	(1,440)	(1,660)
Proceeds from loan	7,568	-
Net member contributions (draws)	7,447	(29,323)
Net cash provided by financing activities	9,858	(37,002)
Net cash increase for period	2,349	1,246
Cash at beginning of period	3,139	1,893
Cash at end of period	$ 5,488	$ 3,139
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -